Exhibit 99.1

Unofficial English translation – For informational purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

 INVITATION

ORDINARY and extraordinary GENERAL MEETINGS

to be held on Thursday, May 28, 2026, at 3:00 p.m.

The holders of securities issued by MDxHealth SA (the “Company”) are invited to the ordinary general shareholders’ meeting of the Company. After the agenda of the ordinary general shareholders’ meeting has been treated, the meeting will be shortly suspended in order to be continued as an extraordinary general shareholders’ meeting before a notary public.

GENERAL INFORMATION

Date, hour and venue: The ordinary and extraordinary general shareholders’ meetings will be held on Thursday, May 28, 2026, at 3:00 p.m. at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time. There is no attendance quorum requirement for the ordinary general shareholders’ meeting. There is, however, an attendance quorum requirement for the items on the agenda of the extraordinary general shareholders’ meeting (see also below under “—Extraordinary general meeting”). If the attendance quorum for the items on the agenda of the extraordinary general shareholders’ meeting were not to be reached, a second extraordinary general shareholders’ meeting will be held for these items on Thursday, June 25, 2026, unless, as the case may be, decided otherwise on behalf of the board of directors.

Opening of the doors: In order to facilitate the keeping of the attendance list on the day of the ordinary and extraordinary general shareholders’ meetings, holders of securities and their representatives are invited to register as of 2:15 p.m.

ORDINARY GENERAL MEETING

Agenda and proposed resolutions: The agenda and proposed resolutions of the ordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Report on the annual statutory financial statements and on the consolidated financial statements

Submission of, and discussion on, (a) the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on December 31, 2025, (b) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on December 31, 2025, and (c) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on December 31, 2025.

2.	Approval of the annual (non-consolidated) statutory financial statements

Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on December 31, 2025, and approval of the allocation of the result as proposed by the board of directors.

Proposed resolution: The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on December 31, 2025 and to approve the allocation of the annual result as proposed by the board of directors.

3.	Consolidated financial statements

Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on December 31, 2025.

4.	Discharge from liability of the directors

Discharge from liability of the directors for the exercise of their mandates during the financial year ended on December 31, 2025.

Proposed resolution: The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on December 31, 2025, for the performance of its, his or her mandate during that financial year.

5.	Discharge from liability of the statutory auditor

Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on December 31, 2025.

Proposed resolution: The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on December 31, 2025, for the performance of its mandate during that financial year.

6.	Re-appointment of directors

The board of directors recommends that (a) Michael K. McGarrity, be re-appointed as director of the Company for a term of three years, (b) Ahok BV, represented by Koen Hoffman as permanent representative, be re- appointed as director of the Company for a term of two years, and (c) Dr. Sanford Jay Siegel be re-appointed as director of the Company for a term of two years.

Proposed resolutions:

(a)	The general shareholders’ meeting resolves to re-appoint Michael K. McGarrity, as director of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

(b)	The general shareholders’ meeting resolves to re-appoint Ahok BV, represented by Koen Hoffman as permanent representative, as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

(c)	The general shareholders’ meeting resolves to re-appoint Dr. Sanford Jay Siegel as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

Note: If the proposed resolutions set out in point 6 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2029), (2) Ahok BV, represented by Koen Hoffman, director and chair of the board of directors (until 2028), (3) Dr. Sanford Jay Siegel, director (until 2028), (4) Donnie M. Hardison Jr., director (until 2027), (5) Hilde Windels BV, represented by Hilde Windels, director (until 2027), (6) Eric Bednarski, director (until 2027), and (7) Michael Brian Holder, director (until 2027).

7.	Re-appointment of the statutory auditor

Taking into account the recommendation and preference of the audit committee, the board of directors recommends that BDO Réviseurs d’Entreprises SRL, represented by Evy Borry as permanent representative, be re-appointed as statutory auditor of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028.

Proposed resolution: Taking into account the recommendation of the board of directors upon recommendation and preference of the audit committee, the general shareholders’ meeting resolves to re-appoint BDO Réviseurs d’Entreprises SRL, represented by Evy Borry as permanent representative, as statutory auditor of the Company for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. For the duration of its mandate, the annual remuneration of the statutory auditor of the Company shall be EUR 275,000 (excluding VAT, taxes and expenses, as applicable) for the audit of the consolidated accounts of the group and the audit of the (non-consolidated) statutory financial statements of the Company, but excluding the audit of the financial statements in accordance with PCAOB GAAP for the purpose of filing in the United States of America. These fees are subject to a yearly indexation based on the standard index (consumer price index).

No attendance quorum: There is no attendance quorum requirement for the deliberation and voting on the respective items referred to in the aforementioned agenda of the ordinary general shareholders’ meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the ordinary general shareholders’ meeting shall be passed if they are approved by a simple majority of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the ordinary general shareholders’ meeting, but only with an advisory vote extraordinary GENERAL MEETING

Agenda and proposed resolutions: The agenda and proposed resolutions of the extraordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Submission of reports – 2026 Exact Sciences Warrants

Submission of and discussion on:

(a)	the report of the board of directors of the Company, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue, for the benefit of Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation, referred to herein as “Exact Sciences”), 3,000,000 new subscription rights for shares of the Company (the “2026 Exact Sciences Warrants”), and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences; and

(b)	the report of the Company’s statutory auditor, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue for the benefit of Exact Sciences 3,000,000 2026 Exact Sciences Warrants, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences.

2.	Proposal to issue 3,000,000 2026 Exact Sciences Warrants

Proposed resolution: The general shareholders’ meeting resolves to approve the issuance of 3,000,000 new subscription rights for shares of the Company, called the “2026 Exact Sciences Warrants”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences. To this end, the general shareholders’ meeting resolves as follows:

(a)	Terms and conditions of the subscription rights: The terms and conditions of the 2026 Exact Sciences Warrants will be in accordance with the annex of the report of the board of directors referred to in item 1.(a) of the agenda (for the purposes of this resolution, the “2026 Exact Sciences Warrants Terms and Conditions”), a copy of which will remain attached to the minutes recording the present resolution. The main terms and conditions of the 2026 Exact Sciences Warrants can, for information purposes, be summarised as follows:

(i)	Right to subscribe for one ordinary share: Each 2026 Exact Sciences Warrant entitles the holder to subscribe for one (1) ordinary share of the Company to be issued by the Company.

(ii)	Exercise price: The exercise price of the 2026 Exact Sciences Warrants (i.e., the price to be paid in cash to subscribe for one new share in the Company when a 2026 Exact Sciences Warrant is exercised) will be USD 5.265. The exercise price is subject to potential customary downward adjustments in the case of certain dilutive actions of the Company.

(iii)	Term: The 2026 Exact Sciences Warrants will have a term starting as from their issuance and ending on (and including) January 8, 2031.

(iv)	Exercisability: The exercise of the 2026 Exact Sciences Warrants will be subject to the terms and conditions contained in the 2026 Exact Sciences Warrants Terms and Conditions. The 2026 Exact Sciences Warrants may be exercised as from their issuance and until the end of their term, provided that a number of 2026 Exact Sciences Warrants with an aggregate exercise price of at least USD 500,000 are exercised by the holder thereof.

(v)	Transferability: Except if the Company were to explicitly allow a transfer of the 2026 Exact Sciences Warrants, the 2026 Exact Sciences Warrants cannot be transferred by a holder. Furthermore, the 2026 Exact Sciences Warrants will not be admitted to listing or trading.

(b)	Underlying shares: Each 2026 Exact Sciences Warrant will entitle its holder to subscribe for one new share to be issued by the Company. The new shares to be issued upon exercise of the 2026 Exact Sciences Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issuance.

(c)	Dis-application of the statutory preferential subscription right for the benefit of Exact Sciences: The general shareholders’ meeting resolves, in accordance with articles 7:191 and 7:193 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the statutory preferential subscription right of existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences, as explained in the report of the board of directors referred to in item 1.(a) of the agenda.

(d)	Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to and in the case of the exercise of the 2026 Exact Sciences Warrants, to increase the share capital of the Company and to issue the appropriate number of new shares that may be issued upon exercise of the 2026 Exact Sciences Warrants. Subject to, and in accordance with, the respective provisions of the 2026 Exact Sciences Warrants Terms and Conditions, upon exercise of the 2026 Exact Sciences Warrants and the issuance of new shares, the aggregate amount of the exercise price of the 2026 Exact Sciences Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in article 5.4 of the 2026 Exact Sciences Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the 2026 Exact Sciences Warrants, per share to be issued upon exercise of the 2026 Exact Sciences Warrants, exceeds the fractional value of the existing shares of the Company immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2026 Exact Sciences Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(e)	Issue premium: Any issue premium that will be booked in connection with the 2026 Exact Sciences Warrants (whether upon exercise of the 2026 Exact Sciences Warrants, or otherwise) shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(f)	Powers of attorney: The board of directors is authorised to implement and execute the resolutions adopted by the general shareholders’ meeting in connection with the 2026 Exact Sciences Warrants, and to take all measures and carry out all formalities that will be required pursuant to the 2026 Exact Sciences Warrants Terms and Conditions, the Company’s articles of association and all applicable laws in order to issue or transfer the shares upon exercise of the 2026 Exact Sciences Warrants. In addition, each director of the Company and Joe Sollee, each such person acting individually and with the possibility of sub-delegation and power of subrogation, shall have the power, upon exercise of the 2026 Exact Sciences Warrants, (i) to proceed with the recording of (A) the capital increase and the issue of new shares resulting from such exercise, (B) the allocation as share capital and (if applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of shares outstanding following the exercise of the 2026 Exact Sciences Warrants (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq and/or bank documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the beneficiary and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including, but not limited to, the preparation and execution of all documents and forms) for the admission of the shares issued upon exercise of the 2026 Exact Sciences Warrants to trading on Nasdaq (or any other market on which the Company’s shares will then be traded).

3.	Submission of reports - 2026 Share Option Plan

Submission of and discussion on:

(a)	the report of the board of directors of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,000,000 new subscription rights for shares of the Company (the “2026 Share Options”), pursuant to a share option plan named “the 2026 Share Option Plan”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”); and

(b)	the report of the statutory auditor of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 3,000,000 2026 Share Options, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants.

4.	Proposal to issue 3,000,000 2026 Share Options

Proposed resolution: The general shareholders’ meeting resolves to approve the issuance of 3,000,000 2026 Share Options, pursuant to a share option plan named the “2026 Share Option Plan”, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants. In view thereof, the general shareholders’ meeting resolves as follows:

(a)	Terms and conditions of the 2026 Share Options: The terms and conditions of the 2026 Share Options (including, but not limited to, the exercise price of the 2026 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 3.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes recording the present resolution. The 2026 Share Options have a term of ten years as from their issue date.

(b)	Underlying shares: Each 2026 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2026 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

(c)	Dis-application of the statutory preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2026 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 3.(a) of the agenda and the terms and conditions of the Plan.

(d)	Confirmation of the subscription of 2026 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2026 Share Options, with a view to creating a pool of outstanding 2026 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2026 Share Options for its own account.

(e)	Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of the 2026 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2026 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2026 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2026 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in article 5.2 of the Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2026 Share Options, per share to be issued upon exercise of the 2026 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2026 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(f)	Issue premium: Any issue premium that will be booked in connection with the 2026 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g)	Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2026 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2026 Share Options. Furthermore, each of the Company’s directors and Joe Sollee, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2026 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation as share capital and (as applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of outstanding shares following the exercise of the 2026 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq, bank and/or other documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the Selected Participants concerned and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2026 Share Options to trading on Nasdaq (or such other markets on which the Company’s shares will be trading at that time).

5.	Submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the authorized capital

Consideration, discussion and submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the powers granted to the board of directors under the authorized capital, as set out below in item 6 of the agenda, and setting out the specific circumstances in which the board of directors will be able to use its powers under the authorized capital, and the purposes that it should pursue.

6.	Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital

In order to allow the board of directors the flexibility to raise additional equity-based financing as and when the need may arise or an opportunity would present itself, the board of directors proposes that it be granted limited powers under the authorized capital to increase the Company’s share capital by a maximum amount of 100% during a term of five (5) years, all as further set out below. For further information on the circumstances in which the board of directors could make use of the authorized capital and the objectives that the board of directors would pursue with the authorized capital, see also the special report referred to in item 5 of the agenda.

Proposed resolution: The general shareholders’ meeting resolves to renew the authorization to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorization, with an aggregate amount equal to up to 100% of the amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in agenda item 5 of this extraordinary general shareholders’ meeting. Consequently, the general shareholders’ meeting resolves to delete article 6 “Authorized capital” of the articles of association of the Company entirely and to replace it with the following text (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorized capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorized capital):

“Article 6: Authorized capital

The board of directors is authorized to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorized capital].

The board of directors may increase the share capital by contributions in cash or in kind, by capitalization of reserves, whether available or unavailable for distribution, and capitalization of issue premiums, with or without the issuance of new shares, for no consideration or for consideration with an issue price below, at, or above the fractional value of the then existing shares, with or without voting rights, that will have the rights as will be determined by the board of directors. Subject to applicable law, the board of directors is also authorized to use this authorization for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

This authorization is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorized capital].

In the event of a capital increase decided by the board of directors within the framework of the authorized capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorized, when exercising its powers within the framework of the authorized capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favor of members of the personnel of the company or of its subsidiaries, or in favor of one or more persons other than members of the personnel of the company or of its subsidiaries.

The board of directors is authorized, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorized capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

Attendance quorum: According to the Belgian Companies and Associations Code, an attendance quorum of at least 50% of the outstanding shares must be present or represented at the extraordinary general shareholders’ meeting for the deliberation and voting on the items of the aforementioned agenda of the extraordinary general shareholders’ meeting. If such attendance quorum is not reached, a second extraordinary general shareholders’ meeting will be convened for these agenda items, unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the extraordinary general shareholders’ meeting shall be passed if they are approved by a majority of 75% of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the extraordinary general shareholders’ meeting, but only with an advisory vote.

Participation to the meetings

Introduction: Holders of securities issued by the Company who wish to participate to the ordinary and extraordinary general shareholders’ meetings of the Company should take into account the formalities and procedures described below.

Since the completion, on December 18, 2023, of the Company’s transition from a dual listing of the Company’s former American Depositary Shares on Nasdaq and shares on Euronext Brussels to a sole listing of its shares on Nasdaq, the Company’s shares are comprised of:

(a)	shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below); and

(b)	shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

For further information and details regarding the transition to a single listing on Nasdaq and the repositioning process, please visit the dedicated web page on the Company’s website (see: https://mdxhealth.com/proposed-transition-to-a-single-listing-on-nasdaq/).

Registration date: In accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the registration date for the ordinary and extraordinary general shareholders’ meetings on Friday, May 22, 2026, at midnight (12:00 a.m., Belgian time) (the “Registration Date”). Only persons owning securities issued by the Company on Friday, May 22, 2026, at midnight (12:00 a.m., Belgian time) shall be entitled to participate to, and, as the case may be, vote at the ordinary and extraordinary general shareholders’ meetings. Only shareholders are entitled to vote. The holders of subscription rights can participate to the ordinary and extraordinary general shareholders’ meetings, but only with an advisory vote. Shareholders, as well as holders of subscription rights must satisfy the formalities that are described under “—Participation to the meetings”.

Participation to the meetings: In order to be able to participate to the ordinary and extraordinary general shareholders’ meetings, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the Registration Date, and (b) notify the Company, as described below:

(a)	Registration: Firstly, the right for a holder of securities issued by the Company to participate to and, as applicable, to vote at the ordinary and extraordinary general shareholders’ meetings is only granted on the basis of the registration of the securities concerned on the aforementioned Registration Date at midnight, as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: The holders of registered European Shares and subscription rights in registered form issued by the Company may participate to the ordinary and extraordinary general shareholders’ meetings only for the registered European Shares and registered subscription rights that are reflected in their name in the Belgian Share Register and relevant register of subscription rights, respectively, on the Registration Date.

(ii)	Holders of dematerialised European Shares: The holders of dematerialised European Shares that want participate to the ordinary and extraordinary general shareholders’ meetings must request their certified account holder or the central securities depositary for the shares concerned to issue a certificate stating the number of dematerialised shares registered in the name of the shareholder in its books on the Registration Date, and to send it to the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) at the latest on the second business day prior to the ordinary and extraordinary general shareholders’ meetings, i.e., on or before Tuesday, May 26, 2026 at the latest (the “Notification Deadline”). The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of such certificates.

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): The holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) may only be admitted to the ordinary and extraordinary general shareholders’ meetings if their ownership of U.S. Shares is reflected in the U.S. Share Register on the Registration Date. The Company’s U.S. transfer agent will no later than the Notification Deadline provide the Company directly or indirectly with a shareholder list at the Registration Date that contains all of the registered holders of the Company’s U.S. Shares recorded in the U.S. Share Register directly (not through DTCC) on the Registration Date. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): The holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, may only be admitted to the ordinary and extraordinary general shareholders’ meetings if their ownership of U.S. Shares is included in the information provided to the Company no later than the Notification Deadline through the broker, financial institution or other intermediary of such shareholders. The Company shall determine the ownership of the relevant shares at the Registration Date solely on the basis of the aforementioned information.

(b)	Notification: Secondly, in accordance with article 32 of the Company’s articles of association and article 7:134 of the Belgian Companies and Associations Code, the Company’s board of directors sets the deadline for holders of securities issued by the Company to notify their participation to the ordinary and extraordinary general shareholders’ meetings on the Notification Deadline. Therefore, in order to participate to the ordinary and extraordinary general shareholders’ meetings, holders of securities issued by the Company must notify the Company whether they want to participate to the meetings, and must do so prior to or at the latest on Tuesday, May 26, 2026. The holders of securities who wish to make such notification can make use of the attendance form that can be obtained at the Company’s registered office and on the Company’s website (http://www.mdxhealth.com). The notice must reach the Company, by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline. Depending on the type of securities it holds, a holder of securities issued by the Company must notify to the Company its participation to the general shareholders’ meetings as follows:

(i)	Holders of registered European Shares and registered subscription rights issued by the Company: Holders of registered European Shares and subscription rights in registered form issued by the Company that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(ii)	Holders of dematerialised European Shares: Holders of dematerialised European Shares that wish to make such notification must make sure that the attendance form is duly signed and completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate confirming the number of European Shares that have been registered in their name on the Registration Date. The certificate can be obtained by the holders of the dematerialised European Shares with the certified account holder or the central securities depositary for the European Shares concerned (see also under (ii) in paragraph (a) above).

(iii)	Holders of U.S. Shares, reflected directly in the U.S. Share Register (not through DTCC): Holders of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC) that wish to make such notification must make sure that the attendance form included as part of their notice is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above).

(iv)	Holders of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC): Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, that wish to make such notification must make sure that the attendance form is duly completed and reaches the Company no later than the Notification Deadline (pursuant to the instructions set out above). Furthermore, the notification must include a certificate from a broker, financial institution or other intermediary indicating that such holder was the owner of such U.S. Shares on the Registration Date.

The Company encourages shareholders to participate to the ordinary and extraordinary general shareholders’ meetings through a signed proxy or the U.S. proxy card (as further explained below under “—Representation by proxy”) that will be provided or is made available to them and in accordance with the accompanying instructions. If a shareholder attends to the general shareholders’ meetings in person, it may revoke its signed proxy or U.S. proxy card until the Notification Deadline. Providing to the Company a signed proxy or U.S. proxy card to the Company shall also qualify as a notification, provided that the signed proxy or U.S. proxy card reaches the Company (by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com) no later than the Notification Deadline. For the shareholders referred to in (ii) and (iv) above, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv) above respectively.

Representation by proxy: The holders of securities can participate to the meetings and vote, as applicable, through a written proxy. Written proxies must contain specific voting instructions for each proposed resolution. Proxy forms can be obtained on the Company’s website (http://www.mdxhealth.com). The proxy form must be signed in writing or electronically. Holders of U.S Shares who want to appoint a proxy are strongly encouraged to use the U.S. proxy card that will be provided to them and according to the accompanying instructions. Signed proxies and U.S. proxy cards must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the Notification Deadline, i.e., on or before Tuesday, May 26, 2026 at the latest. Holders of securities who wish to be represented by proxy must, in any case comply with the formalities to participate to the meetings, as explained under “—Participation to the meetings”. For the shareholders referred to in (ii) and (iv) of paragraph (b) of “—Participation to the meetings”, the signed proxy or U.S. proxy card must also include the certificates referred to in (ii) and (iv), respectively, of paragraph (b) of “—Participation to the meetings”.

Access to the meeting room: The natural persons who attend to the ordinary and extraordinary general shareholders’ meetings in their capacity as owner of securities, holder of proxies or representative of a legal entity must be able to provide evidence of their identity in order to be granted access to the meeting room (subject to what is shared above under “—General information”). In addition, the representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meetings.

Recommendation to use e-mail: The Company recommends the holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meetings. The Company’s e-mail address for such communication is: agsm@mdxhealth.com. The Company also points at that, in addition to be physically available at the Company’s registered office and distributed by mail, all forms and other documentation in relation to the general shareholders’ meetings will be available on the Company’s website (http://www.mdxhealth.com). See also “—Available documentation”.

Data Protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meetings. The processing of such data will be carried out for the purposes of the organisation and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, participation and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Policy, available on the Company’s website (https://mdxhealth.com/privacy-policy). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the aforementioned Privacy Policy. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dataprotection@mdxhealth.com.

available documentation

The following documentation is available on the Company’s website (http://www.mdxhealth.com): the notice convening the ordinary and extraordinary general shareholders’ meetings, the documents to be submitted to the ordinary and extraordinary general shareholders’ meetings as referred to in the agenda of the meetings, the attendance form, and the proxy form. Prior to the ordinary and extraordinary general shareholders’ meetings, holders of securities of the Company can also obtain at the registered office of the Company (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium), free of cost, a copy of this documentation.

Please address any correspondence on this matter to MDxHealth SA, Mr. Ron Kalfus CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium. The e-mail address is agsm@mdxhealth.com.

On behalf of the board of directors

This document is not an offer to sell or a solicitation of an offer to buy shares or other securities of mdxhealth sa.